EXHIBIT 99.1

POET Technologies and Beijing FeiYunYi Technology Reach Agreement on Purchase of Custom Optical Engines for Telecom Industry

TORONTO, Feb. 22, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced an agreement with Beijing FeiYunYi Technology Ltd. (”BFYY”) to design optical engines for deployment in optical modules in the telecom market globally, beginning in China. The agreement, valued at up to $1 million over a two-year period, includes NRE for POET and an initial purchase order for 10,000 units that will be used to sample customers.

BFYY was recently formed for the purpose of selling modules using POET-designed optical engines sourced from POET’s joint venture company, Super Photonics Xiamen (“SPX”). With deep connections to the telecom industry in China, BFYY is investing in assembly facilities to build, market and sell modules that will be competitive in the data center market, specifically focused on large telecom service providers.

POET has agreed to design a single-chip optical engine solution, that incorporates complete transmit and receive functionalities for implementation in a 100G optical transceiver for BFYY’s initial product offering. The unique single-chip solution, called ”POET ONE™”, will offer significant performance advantages along with minimizing the transceiver design cycle time for BFYY. In addition to the cost benefits of POET’s wafer-scale assembly, the single-chip solution will enable BFYY to cost effectively ramp to high-volume production. BFYY has forecasted optical engine purchases from SPX at over US$30 million over a three-year period.

"The number of 5G and Fiber-to-the-Home (FTTH) subscribers in China is growing considerably. To keep up with the bandwidth demand several major service providers are exploring ways to transform their networks,” said Wei Zhang (Wesley Zhang), CEO of BFYY. “Top tier service providers in China believe that transceivers with POET’s Optical Interposer technology can provide a cost effective and scalable solution to achieve their network automation goals. BFYY plans to utilize its transceiver design and manufacturing capabilities along with the benefits of POET’s integration platform to quickly ramp to high volume production.”

"We are excited to work with BFYY on this initial product and plan to leverage their capabilities and business relationships with service providers to be part of the network transformation journey in China. We will continue to offer differentiated solutions to our customers for high-speed optical communications in data and tele-communications markets,” said Vivek Rajgarhia, President and GM of POET and Vice-Chairman of SPX.

An FAQ containing more information on the Company’s agreement with Beijing FeiYunYi Technology will appear later today on the POET Blog (https://poet-technologies.com/blog.html).

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the ability to design a product to the required specifications, the success of its customer’s products, the capabilities of its operations, including its joint venture and business partners to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its optical engines to be incorporated into its customer’s transceiver products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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